

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 21, 2008

Donald E. Graham
Chairman and Chief Executive Officer
The Washington Post Company
1150 15th Street, N.W.
Washington, D.C. 20071

       Re: **The Washington Post Company**
              Form 10-K for the Year ended December 31, 2007
              Filed February 28, 2008
              File No. 001-06714

Dear Mr. Graham:

     We have reviewed your response letters dated October 15, 2008 and November 7, 2008 and have the following additional comment. Please comply with our comment in future filings. We welcome any questions you may have about our comments, or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 14

Performance-Based Incentive Compensation, page 16

1.   We note your responses to comments two and four from our letter dated September 19, 2008. In future filings, please discuss with more specificity the manner in which the compensation committee determines and awards Performance Unit Plan, including the nature and number of performance targets considered for each business unit and how the achievement of the range of performance-based goals counts toward the overall Performance Unit Plan award. To the extent that performance goals and payout levels are determined annually over the four-year cycle, disclose the extent to which the performance goals have been achieved for prior years in the cycle and the resulting payout to which a named executive officer is entitled so far under the plan. Please do so for each plan discussed (e.g., the 2005-2008 plan and the 2007-2010 plan).

     Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our

Donald E. Graham
The Washington Post Company
November 21, 2008
Page 2

review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,



Kathleen Krebs

Larry Spirgel
Assistant Director